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05036234

BB 3/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2004__ AND ENDING __December 31, 2004__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Capital Cororation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

14615 Manchester Road, Suite 204

(No. and Street)

Manchester   Missouri   63011
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles S. Nemec   (636) 527-8973
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – if individual, state last, first, middle name)

14615 Manchester Road, Suite 204   Manchester   Missouri   63011
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Charles S. Nemec_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Wall Street Capital Corporation_____ , as of ___December 31_____ , 20 04____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Charles S. Nemec
Signature

Pres.
Title

Jo Ann Biggs
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS

TEL: (636) 394-9017   FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

We have audited the accompanying statements of financial condition of Wall Street Capital Corporation (a Missouri Corporation), as of December 31, 2004 and 2003, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
February 18, 2005

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
ASSETS		
Cash	$ 7,032	$ 7,492
Commissions receivable	-	-
Furniture and equipment at cost; $8,090 in 2004 and $6,200 in 2003		
Less: Accumulated depreciation of $7,355 and $5,449 respectfully (Note 1)	735	751
TOTAL ASSETS	**$ 7,767**	**$ 8,243**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expense	$ -	-
Income tax payable (Note 2)	-	-
Total Liabilities	**-**	**-**
Stockholder's Equity:		
Common stock, par value $1.00, authorized 255,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	2,468	2,468
Retained earnings	4,299	4,775
Total Stockholder's Equity	**7,767**	**8,243**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 7,767**	**$ 8,243**

*The accompanying Notes to Financial Statements
are an integral part of this statement*

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
REVENUES:		
Commissions	$ 42,672	$ 29,902
Interest Income	6	2
TOTAL REVENUES	**$ 42,678**	**$ 29,904**
EXPENSES:		
Salaries	-	5,000
Commissions	13,973	-
Advertising and promotion	4,481	1,210
Depreciation	16	22
Insurance	1,489	920
Office expense	9,060	4,734
Professional fees	2,940	4,073
Regulatory fees	900	1,480
Rent - office and equipment	7,179	5,775
Taxes	45	907
Telephone	2,215	4,449
Travel	856	25
TOTAL EXPENSES	**43,154**	**28,595**
INCOME (LOSS) BEFORE INCOME TAXES	(476)	1,309
INCOME TAX (Note 2)	-	-
NET INCOME (LOSS)	**(476)**	**1,309**
RETAINED EARNINGS, BEGINNING OF YEAR	**4,775**	**3,466**
RETAINED EARNINGS, END OF YEAR	**$ 4,299**	**$ 4,775**

The accompanying Notes to Financial Statements
are an integral part of this statement

EXHIBIT C

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2002	$ 1,000	$ 2,468	$ 3,466	$ 6,934
Net Income (Loss)	-	-	1,309	1,309
Balance, December 31, 2003	1,000	2,468	4,775	8,243
Net Income (Loss)	-	-	(476)	(476)
Balance, December 31, 2004	1,000	2,468	4,299	7,767

*The accompanying Notes to Financial Statements
are an integral part of this statement*

WALL STREET CAPITAL CORPORATION

COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	December 31, 2004	December 31, 2003
OPERATIONAL CASH FLOWS:		
Net Income (Loss)	$ (476)	$ 1,309
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	16	22
Changes in working capital asset and liability items:		
Decrease in accounts payable	-	(928)
NET CASH FROM (USED) BY OPERATING ACTIVITIES	(460)	403
CASH FLOWS FROM (USED) BY FINANCING ACTIVITIES	-	-
CASH FLOWS FROM (USED) BY INVESTING ACTIVITIES	-	-
NET INCREASE (DECREASE) IN CASH	(460)	403
CASH BALANCE BEGINNING OF YEAR	7,492	7,089
CASH BALANCE END OF YEAR	$ 7,032	$ 7,492

*The accompanying Notes to Financial Statements
are an integral part of this statement*

WALL STREET CAPITAL CORPORATION

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Wall Street Capital Corporation (the Company) was organized, on May 27, 1983, the date, the Certificate of Incorporation was issued by the Secretary of the State of Missouri. The Company commenced operations as a securities broker/dealer in July 1983 upon notification of approval from regulatory authorities.

Method of Accounting

The Company uses the accrual method of accounting for financial reporting purposes.

Business Change

The Company includes results from investment advisory services provided to its customers. In years prior to December 31, 2000 only income and expense related to the sale of limited investment company shares (mutual funds) was reported.

Property and Equipment

All property and equipment are recorded at cost and depreciated over the recovery period allowed. The method is used for both financial reporting and tax purposes. Upon sale or retirement, the cost and the related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in current income.

Revenue Recognition

The Company records revenue from advisory service fees and the sale of limited investment company shares (mutual funds) in the month earned. Trailers are recorded when received.

Clearing Agreements

The Company (introducing broker) clears all of its customer transactions through Girard Securities, Inc. a division of NIS Financial Services, Inc. of Fidelity Funds, New York Stock Exchange, on a fully disclosed basis. The clearing broker deducts a fixed clearing fee, for its services.

Comparative Data

Comparative data for the year ended December 31, 2003 has been restated to conform to current year presentation.

WALL STREET CAPITAL CORPORATION

NOTES TO COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

2. INCOME TAX

The Company elected to be treated as an S Corporation for income tax reporting purposes effective July 1, 2000. Subsequent to this date the Company will be exempt from income taxes.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum dollar net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company has adjusted net capital of $ 7,032 and $7,492, which was $ 2,032 and $2,492 in excess of its required minimum dollar net capital of $5,000. The Company's net capital ratio at December 31, 2004 and 2003 was 0.0 to 1.00 and 0.0 to 1.00.

4. ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

SUPPLEMENTARY INFORMATION

WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

CAPITAL:

Capital stock and paid in excess	$	3,468
Retained earnings		4,299
Total stockholder's equity qualified for net capital		7,767
Deductions From Capital:		
Leasehold improvements - net		735
ADJUSTED NET CAPITAL	$	**7,032**
AGGREGATE INDEBTEDNESS	$	**-**
AGGREGATE INDEBTEDNESS AS A PERCENT OF ADJUSTED NET CAPITAL		**0.00%**

AGGREGATE INDEBTEDNESS

Minimum dollar net capital	$	5,000
Adjusted net capital		7,032
Excess of Net Capital Over Requirement	$	**2,032**
Six and two-thirds percent (6 2/3%) of aggregate indebtedness	$	-
Adjusted net capital		7,032
Excess of Net Capital at 1500%	$	**7,032**

WALL STREET CAPITAL CORPORATION

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND THE MOST RECENTLY FILED PART II (UNAUDITED) FOCUS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2004

Net capital at December 31, 2004	$	7,032
Net capital shown on most recent unaudited part IIA filing		7,032
Difference - Increase	$	-

WALL STREET CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

An exemption to the possession or control requirements of Rule 15c3-3 is claimed under Section (k) (2) (ii):

In that all customer monetary and security receipts by the firm are promptly transmitted in accordance with applicable regulations and that all customer security transactions are cleared through Girard Securities, Inc. a division of NIS Financial Services, Inc. of Fidelity Funds, New York Stock Exchange, on a fully disclosed basis.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RUL 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Director and Stockholder
Wall Street Capital Corporation
Manchester, Missouri 63011

In planning and performing our audit of the comparative financial statements and supplemental schedules of Wall Street Capital Corporation (the Company), for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the comparative financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. **Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities,** we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States of America generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

St. Louis, Missouri
February 18, 2005